Northpointe Bancshares, Inc.

3333 Deposit Drive Northeast

Grand Rapids, Michigan 49546

February 11, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Arzonetti
Todd Schiffman
Mengyao Lu
Michael Volley

Re:	Northpointe Bancshares, Inc. Registration Statement on Form S-1 File No. 333-284419

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Northpointe Bancshares, Inc., a Michigan corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on February 13, 2025, at 4:00 P.M., Eastern Standard Time, or as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Alston & Bird LLP, by calling David Park at (404) 881-7411.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,
NORTHPOINTE BANCSHARES, INC.

By:	/s/ Kevin Comps
	Name:	Kevin Comps
	Title:	President and Secretary

[Signature Page to Acceleration Request]